[Schawk, Inc. letterhead]

May 7, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Patrick Kuhn

Re: Schawk, Inc.
File No. 001-09335
Item 4.02 Form 8-K Filed April 1, 2008

Ladies and Gentlemen:

Schawk, Inc. (the “Company”) hereby submits the following response to the comments contained in the letter from Patrick Kuhn of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 9, 2008 (the “Comment Letter”) with respect to the above-referenced filing.

Please note the numbered item below corresponds to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1.           We note that the pending restatement is a result of accounting errors primarily from software capitalization and timing of revenue and cost recognition at the digital solutions business. The software capitalization errors appear to be the most significant of the errors. We also note from your December 3, 2007 and January 22, 2008 correspondence to the staff that only certain immaterial costs were deemed non capitalizable and therefore no adjustment to or disclosure in the consolidated financial statements were required. Please tell us in clear and concise detail the facts and circumstances surrounding your conclusion to restate prior period financial statements given your previous conclusion that the prior period financial statements did not require adjustment. In your response, explain the changes in your analysis that lead you to conclude that the prior period financial statements should be restated.

Our decision to restate our financial statements was due primarily to the identification of additional accounting errors subsequent to our January 22, 2008 response to the Staff’s letter dated December 17, 2007.  These additional errors, which were determined to be material, were unrelated to the items addressed in our prior correspondence with the Staff and were identified

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 7, 2008

during the course of the audit of the Company’s financial statements.  As of January 22, 2008, however, we were still in the process of closing our books for the full-year and fourth quarter 2007 and, as such, substantive procedures relating to the external audit of our financial statements had not yet commenced.  The following provides an account of the circumstances that led to the Company’s decision to restate its prior period financial statements.

As the Company disclosed in its Form 10-Q for the quarterly period ended June 30, 2007, which was filed on September 25, 2007, the Company concluded, based upon a review of the hours and costs included in its overhead pool, that it had been incorrectly capitalizing in inventory indirect employee hours not charged to jobs relating to training, research and certain pre and post closing job activities (referred to in this letter as the “WIP Error”).  The Company further elaborated on the nature of the WIP Error in its letter to the Staff dated December 3, 2007 (see Response No. 9).  In its January 22, 2008 letter to the Staff , the Company provided further analysis supporting its conclusion that, with respect to the WIP Error, the costs identified as non-capitalizable were immaterial (see Response No. 3 and Attachment No. 2 thereto).

Separate from the WIP Error, and as disclosed in its Form 10-Q for the quarterly period ended September 30, 2007 filed on November 9, 2007, the Company recorded an adjustment of $4.2 million in the third quarter of 2007 to write off costs for internally developed software for sale to third parties (i.e., customers) that had been previously capitalized. The Company had been capitalizing employee labor costs before technological feasibility was achieved, which was not in accordance with Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (referred to in this letter as the “External Use Software Error”).  The Company concluded that it needed to make an adjustment in its third quarter financial results to write-off these internally developed software costs that had been previously capitalized.   However, the Company concluded that the External Use Software Error was not material to any individual prior year period either on a standalone basis or together with all other unadjusted errors in each respective period.  Therefore, the Company concluded that the correction of the External Use Software Error did not require previously filed financial statements to be restated.  In addition, the Company determined at the time that the effect of recording the entire amount of the External Use Software Error would be immaterial to the projected 2007 full year estimated net income and earnings per share.  Attachment No. 3 to our January 22, 2008 response letter to the Staff provides a quantitative analysis of the impact of the adjustment for External Use Software Error as well as other transactions that were previously indentified but were considered immaterial at the time of the original financial statement issuance.

At the time of our January 22, 2008 response, we were still in the process of closing our books for the full-year and fourth quarter 2007 and, as such, substantive procedures relating to the external audit of our financial statements had not yet commenced.  During the course of our audit, additional accounting issues were identified that, upon further investigation and analysis by the Company and in consultation with our auditors, resulted in additional significant accounting errors being identified.  As disclosed in Note 1 to the financial statements contained

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 7, 2008

in our Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”), these other significant errors (referred to in this letter as the “Subsequent Errors”) involved:

•	capitalization of costs related to software developed for internal use, as distinct from the previously identified External Use Software Error,

•	software revenue recognition, and

•	income tax adjustments.

With the exception of errors related to software revenue recognition, the Subsequent Errors were uncovered and identified to the Company after the Company’s January 22, 2008 correspondence with the Staff.  With respect to software revenue recognition, the Company believed as of January 22, 2008 that the magnitude and impact of the error would be immaterial and would affect only fourth quarter results.

During the period in which the Subsequent Errors were being reviewed, the Company disclosed in a press release on March 10, 2008 (filed with the Commission under a Form 8-K on March 11, 2008) that it was postponing the release of its fourth quarter and full-year 2007 results in order to complete its review of accounting matters primarily related to the Subsequent Errors.  Additionally, on March 18, 2008, the Company filed a Form 12b-25 with the Commission noting that it was unable to timely file its 2007 Form 10-K and again made reference to the ongoing review of accounting matters related primarily to the Subsequent Errors.

In considering the impact of the Subsequent Errors, the Company considered all previously identified errors that at the time of their identification were not recorded because they were considered immaterial.  These primarily involved prior period adjustments in the areas of revenue recognition related to our graphics-services operations, the timing of the recording of a reversal of a litigation settlement reserve, and goodwill and other adjustments.  These errors as well as the Subsequent Errors noted above were in addition to and apart from the previously identified WIP Error and the External Use Software Error, and when considered together with the WIP Error and the External Use Software Error, were in the aggregate determined to be material to 2007 full-year financial results as well as other prior periods for which financial statements had been issued.  As a result, the Company determined to restate all prior periods affected in its 2007 Form 10-K.  On March 31, 2008, the Company announced that, as a result of the cumulative effect of the errors discussed above, it would restate its 2005, 2006 and interim 2007 financial statements, and filed a Form 8-K with the Commission on April 1, 2008 under Item 4.02.

For further detail concerning the adjustments and the errors discussed herein, please refer to Note 1 to the financial statements contained in the Company’s 2007 Form 10-K.  We also refer you to Note 21 to the financial statements for restated quarterly financial information which was impacted by the adjustments explained in Note 1 to the 2007 Form 10-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 7, 2008

In connection with the identification of these errors, management concluded that there were material weaknesses in the Company’s internal control over financial reporting as of December 31, 2007.  We refer you to Item 9A in the Company’s 2007 Form 10-K for disclosure of these material weaknesses and management’s remediation plans.

The Company’s Acknowledgement:

In connection with the foregoing responses, the Company acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/James J. Patterson
James J. Patterson
Senior Vice President and
Chief Financial Officer